Exhibit 4.8

FULL RELEASE OF GUARANTEE

THIS FULL RELEASE OF GUARANTEE (this “Release”) is dated as of July 31, 2006, by Wachovia Bank, National Association (formerly known as First Union National Bank), a national banking association, as trustee under the Indenture referred to below (in such capacity, the “Trustee”) in favor of Jonah Gas Gathering Company, a Wyoming general partnership (“Jonah Gas”).

RECITALS:

WHEREAS, TEPPCO Partners, L.P., a Delaware limited partnership (the “Partnership”), Jonah Gas and the other subsidiary Guarantors named therein have heretofore executed and delivered to the Trustee an Indenture dated as of February 20, 2002 (as amended, supplemented, or otherwise modified from time to time, the “Indenture”), providing for the Partnership’s issuance, from time to time, of its Debt Securities in one or more series unlimited as to principal amount, and the guarantee by each of the Subsidiary Guarantors of the Debt Securities issued pursuant thereto; and

WHEREAS, Section 14.04 of the Indenture provides that the Guarantee of a Subsidiary Guarantor shall be unconditionally released and discharged, upon the release or discharge of all guarantees by such Subsidiary Guarantor of any Debt of the Partnership, other than obligations arising under the Indenture and any Debt Securities issued thereunder, following delivery of a written notice of such release or discharged by the Partnership to the Trustee, except a discharge or release by or as a result of payment under such guarantees; and

WHEREAS, Jonah Gas has guaranteed the obligations of the Partnership under that certain Amended and Restated Credit Agreement, dated as of October 21, 2004, as amended (the “Credit Agreement”), but Jonah Gas has not guaranteed any other Debt of the Partnership; and

WHEREAS, pursuant to a full Release of Guaranty Obligations entered into on July 31, 2006 in favor of Jonah Gas, attached hereto as Exhibit A, Jonah Gas has been released and discharged of its guarantee obligation under the Credit Agreement; and

WHEREAS, the Partnership has requested that Jonah Gas be released as a Subsidiary Guarantor under the Indenture, including all indentures supplemental thereto and in accordance with Section 14.04 of the Indenture, the Partnership has delivered or caused to be delivered to the Trustee an Officers’ Certificate and Opinion of Counsel in respect of its request.

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of all of which are acknowledged, the Trustee hereby fully releases and discharges Jonah Gas from all present and future obligations which currently exist or may exist in the future under or in connection with the Indenture, including all indentures supplemental thereto and all Debt Securities issued thereunder.  Notwithstanding the ongoing, this is a release of Jonah Gas only, and nothing in this Release shall be construed to be a release of any other subsidiary Guarantor or any obligations of the Partnership in connection with the Indenture.

THIS RELEASE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Trustee has caused this Release to be duly executed and delivered by a duly authorized officer as of the date first above written.

WACHOVIA BANK, NATIONAL ASSOCIATION,
As Trustee

By:	/s/ RONDA L. PARMAN
Name:	Ronda L. Parman
Title:	Vice President